THE O’NEAL LAW FIRM, P.C.
14835 East Shea Boulevard
Suite 103, PMB 494
Fountain Hills, Arizona 85268
(480) 812-5058 (Tel)
(480) 816-9241 (Fax)

December 21, 2007

Leslie Sheppard
Special Counsel
Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549-7010

Re: W2 Energy, Inc.
       Form 10-SB (First Amendment)
       File No.  000-52277
       Filed June 1, 2007

Dear Ms. Sheppard:

We are writing in response to your comment letter dated December 1, 2007 in connection with the above-referenced filing.

General

1.	As previously requested, please provide, in writing, a statement from the company acknowledging that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We shall file a statement from the company on EDGAR simultaneously with the filing of the amended Form 10SB.

Business, page 3
Strategic Partners, page 4

2.
You disclose on page 4 that you have signed a general services agreement with Aker Kvaerner that will provide engineering services to you at a fixed rate. Revise your document to clarify whether any services have been provided to date, and if so, the nature and cost of the services, and how you account for such costs.

A disclosure has been added to clarify that the company has not yet used the engineering services of Aker Kvaerner. Accordingly not costs have been incurred to be accounted for.

3.
You disclose on page 6 that you have incurred approximately $1 million in research and development (R&D) costs in the prior two fiscal years. Please tell us where the costs were recorded in your statement of operations, as we note that from inception to September 30, 2007, R&D totaled only $188,727. Additionally, revise your significant accounting policies to disclose how you account for these costs.

The disclosure on page 4 has been corrected to reflect the true amount of approximately $190,000 of research and development costs incurred by the company and as accurately stated in the financial statements. We have added Note 2 l to disclose the company’s accounting policy regarding research and development costs.

4.	We reissue comment 24 of our letter issued December 1, 2006.

We have expanded the discussion regarding the Company’s strategic relationships.

Forward-Looking Statements, page 8

5.	We reissue comment 26 of our letter dated December 1, 2006.

We have deleted this section per your request.

6.
We note your response to comment 27 of our letter dated December 1, 2006. Please revise your disclosure under this heading to state that the beneficial ownership table includes all shares that may be received within 60 days, in accordance with Exchange Act Rule 13d-3.

We have revised the disclosure to state that the beneficial ownership table includes all shares that may be received within 60 days.

Financial Information, page 8

7.
You state on page 8 that the loss per share as of December 31, 2006 is less than $0.01 per share. However, we note from the statement of operations on page F 9 that the loss per share is not less than $0.01 per share. Revise your filing accordingly.

The filing has been revised to reflect a loss per share of $0.01 at December 31, 2006.

8.
You have disclosed on page 8 that Total expenses and Net loss/profit for the nine months ended September 30, 2007, were ($558,889) and ($623,430), respectively.  We note from the statement of operations for that period that total expenses are ($558,899) and the net loss is ($596,348). Please revise your filing accordingly.

The filing has been revised to match the numbers in the financial statements.

9.
We have read you response to comment 15 and the revised disclosure on page 9 of your filing. It does not appear that you discuss the status of the plant construction, including any costs incurred to date, how you are accounting for these costs and how you are funding these costs. Please revise your document to address these items. Also, we note from page F-5 and in your Form 10-QSB for the period ended September 30, 2007, that you have applied for funding to construct a 10,000 bbd plant. However, you disclose on page 9 that you are uncertain if you can secure the necessary funding. As such please tell us and disclose the status and nature of your funding initiatives.

The Form 10-QSB has been amended to conform with the Company’s disclosure in the Form S-B2.

10.
You disclose on page 9 in your liquidity section that you anticipate the future cash flow revenue and existing financing facilities would be adequate to fund your operations over the next twelve months. We note you have no revenues currently and you disclose that you do not have any lines of credit or other bank financing arrangements so it is unclear how you can assert that these sources of liquidity will be adequate to fund operations over the next twelve months. Please revise your liquidity section to discuss how long you can satisfy your cash requirements, whether you will have to raise additional funds in the next twelve months and, if so, where you anticipate receiving these additional funds. Refer to Item 303(a) of Regulation S-B.

The disclosure in the liquidity section has been revised to clarify that we are relying on loans from a related party to satisfy our cash flow requirements for at least the next 12 months.

Certain Relationships and Related Transactions, page 13

11.	We note your response letter dated November 1, 2007 does not address prior comments 17-23 from our letter dated July 6, 2007. Please respond to and fully address these comments accordingly.

We have amended the registration statement to address each such issue.

Recent Sales of Unregistered Securities, page 14

12.
We note your response to prior comment 16 and it is still unclear where you have presented the 3.3 million shares issued to Torrey Hills Capital on August 11, 2006 in your statement of stockholders’ equity. Additionally, please reconcile between the shares issued and presented in Item 10 for 2005 to the 19,217,677 shares issued on your statement of stockholders’ equity during 2005.

The 3.3 million shares are included in the 13,400,000 shares issued for services line of the statement of stockholders’ equity during the year ended December 31, 2006. We have also reconciled Item 10 for 2005 as requested.

September 30, 2007 Financial Statements

13.
Please label these financial statements and accompanying footnotes herein as those of a development stage company. Please ensure this label is included in your future periodic and annual Exchange Act filings accordingly.

The September 30, 2007 financial statements have been labeled development stage as will be future financial statements while the Company is in the development stage.

Note 4-Restated Financial Statements, Page F-5

14.
We have read your responses to comments 24 and 27 in your response letter dated November 1, 2007. You have told us therein that the financial statements have been restated to reflect World Wise Technologies (WWT Canada) as the predecessor and the recapitalization of WWT Canada. You also state the retained earnings of WWT are no longer eliminated and that you no longer present a technology asset as a result of correcting your accounting for this transaction. Considering the subsequent changes made to your accounting and presentation of this transaction, it remains unclear to us whether or not your accounting for this transaction is appropriate. Please address the following:

•
Because WWT Canada is essentially the acquirer for accounting purposes, we would anticipate the historical income statements of WWT Canada be presented with no change except for retroactive restatement of earnings per share based on the exchange ratio of shares issued in the transaction. We would further expect that the equity section of the balance sheet of WWT Canada be retroactively restated to reflect the effect of the exchange ratio. Please confirm that this is consistent with your accounting treatment.

We confirm that the accounting treatment you describe above is precisely the accounting treatment we followed.

•
With regards to the technology that was previously recorded on your balance sheet, please tell us if that was an asset of WWT Canada or of WWT Nevada (W2) prior to the transaction. We would expect that if the technology was an asset of WWT Canada that, because the financial statements of WWT Canada are presented as the continuing accounting entity, this asset would be an asset of the company post-merger. Please clarify which entity owned this technology and tell us your basis for removing this asset post-merger. If this was an asset of WWT Nevada, please further explain why this asset was not recorded at fair value. Finally, address how your accounting for this technology in your 2005 and 2004 financial statements included in your Form 10-SB is consistent and appropriate;

The technology was an asset of WWT Canada prior to the transaction. The asset was internally developed and under GAAP cannot be capitalized. (We originally incorrectly recorded the transaction as a purchase. The asset should not have been recorded.)  When the financial statements were corrected to show WWT Canada as the predecessor to the company then the capitalized cost of the technology of $-0- was presented in the revised financial statements.  The carrying of the technology at a capitalized cost of $-0- is now consistent with the accounting, on the books of WWT Canada, for the asset prior to the transaction.

•	We further note that you have presented discontinued operations. Please tell us what this relates to and how your accounting for this discontinued operations is in accordance with SFAS 144;

World Wise Technologies, Inc. (WWT Canada) was an Ontario Canada corporation formed in 1987 as World Wise Resources, Inc. to engage in mining.  As of October 1, 1992, WWT Canada ceased its mining operations and was reclassified as a development stage company.  The $1,149,550 of losses prior to October 1992 pertained solely to the discontinued mining operations and are properly classified as a loss on discontinued operations.

•	So that we may understand this transaction better, please consider providing us financial statements of WWT Canada and WWT Nevada (W2) pre-merger.

The financial statements as presented are those of WWT Canada premerger except for the revision of the statements of stockholders’ equity explained above.  The financial statements of WWT Nevada premerger are attached.

15.	Given the restatement, please revise your filing to comply with the disclosure requirements of paragraphs 25-26 of SFAS 154.

The additional disclosure required by paragraphs 25-26 of SFAS 154 have been added to Note 6.

16.
Revise the filing to disclose that the date the amounts presented in the table is as of is December 31, 2006. We also note that the “As Restated” amount for Expenses does not tie to the statement of operations on page F-9 within the amended Form 10-SB.

A heading has been added to the table to disclose that the amounts presented are as of December 31, 2006 and the amount of expenses in the “As Restated” column has been corrected.

Glossary of Terms, page 19

17.	Please consider explaining the terms in your glossary where they first appear in your document and deleting your glossary.

We would request that the staff reconsider its request that the Company delete the glossary. The Company management believes that the glossary provides an easy reference to many of the terms of art and industry in the filing, and that having to define each term within the filing would make the filing more difficult to read. Deleting the glossary would require the reader to have to reference back through various parts of the filing to find each term as it is referenced instead of looking in a single place where all terms are defined.

Form 10-QSB for the period ended September 30, 2007
Controls and Procedures, page 9

1.
You state there were no significant changes in your internal controls or in other factors that could significantly affect those controls since the most recent evaluation of such controls. Please revise your language in future filings to conform to Item 308(c) of Regulation S-B.

We have revised the language to conform to Item 308(c) of Regulation SB.

Exhibits 31.1 and 31.2

2.	Please revise the wording throughout your management certifications in future filings to conform exactly to the wording set forth in Item 601(b)(31) of Regulation S-B.

We have revised the wording of the certifications to conform exactly to Item 601(b)(31).

Please do not hesitate to contact us if you have any further questions.

Very truly yours,

/s/William D. O’Neal
William D. O’Neal